SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

DIRECT LINE

INTRODUCTION

A direct line of communication will be made available soon to the Braskem Internal Audit Department, known as the Direct Line, to improve the company’s internal controls and meet the legal requirements set forth under the Sarbanes Oxley (SOX) Act. Information collected through this line of communication will be reviewed, monitored and then forwarded to the Chief Executive Officer, the Ethics Committee and the Fiscal Council of Braskem.

1. PURPOSE

The purpose of the Direct Line is to maintain the anonymity of any employee of the company who would like to report any misconduct committed by any person, whether they are employees, suppliers or clients of Braskem, but would like to remain anonymous.

2. BRIEF DESCRIPTION OF HOW IT WORKS

Any employee can report any misconduct committed by employees, third parties, suppliers or clients by using this channel of communication (electronic mail, telephone and letter), known as the Direct Line. This communication channel was devised and structured to ensure the anonymity of the person making the report. Reports of misconduct will be retrieved directly by the Internal Audit Department, which in turn will be responsible for maintaining confidentiality, safeguarding the documents received as well as disclosing the contents of the reports to the Chief Executive Officer, the Ethics Committee and the Fiscal Council of Braskem. The Ethics Committee is responsible for assessing all reports lodged. Any reports concerning audit and internal controls must also be forwarded to the Fiscal Council.

3. MEANS OF COMMUNICATION

An employee thatobserves or suspects any breach of the Law or of Braskem’s policies by an employee, third parties, suppliers or clients can report the breach anonymously through the following means of communication:

•	Electronic Mail – a channel of communication will be made available through the Intranet and Internet to record reported violations, where they occurred and a description of the same.

•
Telephone – A toll free telephone number will be provided (0800), through which the person reporting a violation will be guided through the reporting process, answering mandatory questions to identify the person that has committed the violation, where the violation occurred and then providing a description of the violation.

Two telephone lines will be available 24 hours a day, seven days a week. Service will be provided by an answering machine that can record for up to 10 hours.

•
Letter – At internal Braskem locations, envelopes will be made available that have been pre-addressed to the Internal Audit Department. Two types of envelopes will be offered, those for internal delivery and those that can be sent directly through the postal system with postage paid by Braskem. Both envelopes must be sealed to assure anonymity.

4. FORWARDING REPORTS OF MISCONDUCT

After any report of misconduct has been received, the Audit Department will assess it and forward it with suggested solutions to the appropriate bodies of Braskem.

After the report has been evaluated, it will be summarized and the document itself will be immediately filed for safekeeping. All reports will be catalogued according to numeric order, and stored electronically in a safe place with restricted access.

All reports must be made available to the Chief Executive Officer, the Ethics Committee and the Fiscal Council. The Ethics Committee is responsible for investigating all reports; and the Fiscal Council is responsible for investigating reports that involve fraud in the production or publication of information and in the accounting records or the misappropriation of Braskem’s assets.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer